

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Via E-mail
Gary Macleod
Chief Executive Officer
AlphaPoint Technology, Inc.
c/o CorpDirect Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904

> **Re:** **AlphaPoint Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-173028**

Dear Mr. Macleod:

If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2011.

Summary Information

Use of Proceeds, page 2

1.   Please revise the statement that reads "The maximum proceeds from the offering ($200,000) is intended to satisfy the forecasted 2011 revenue projection estimate of $900,000." It appears that you no longer discuss this projected revenue amount anywhere in your filing. Inclusion of this unsupported revenue projection in the summary section does not appear to be appropriate. Please revise or remove this reference from the summary.

Risk Factors

Current Deficiencies of Liquidity and Capital Resources, page 5

2.   As drafted, this risk factor subheading is in the form of a title and should be in the form of a statement highlighting the specific liquidity risk you have identified. Please revise the subheading so that it specifically discloses the number of months your current cash resources will fund and revise the text to discuss in material detail the amount needed in addition to your current cash resources to complete 12 months of operations. In addition, disclose here any other identified sources of funding. If you have not identified sources of funding sufficient to meet the shortfall, please include disclosure to this effect.

The Selling Security Holders, page 13

3.   We note your response to prior comment 8 and we reissue that comment. First, as you know, the disclosure in the recent sales section does not form part of the prospectus. In addition, as noted in your response, a discussion of the material relationship between the selling security holder and the issuer is required disclosure under Item 507 of Regulation S-K. As previously indicated, we view the information regarding the transaction in which the shares were issued, and the terms of the transaction, as part of the material relationship between the selling security holders and the issuer, which is required to be disclosed. Please include in this section a discussion of each transaction, including the terms of each transaction, in which shares were issued to each selling security holder listed in the table.

Management, page 21

4.   Please revise to include all of the information required by Item 401(e) of Regulation S-K. Specifically, we note that you have not included an individualized discussion of the specific experience, qualifications, attributes or skills that led to the conclusion regarding why each per serving on the board should serve as a director.

Research and Development, page 25

5.   Your disclosure regarding the amounts spent on R&D in 2009 and 2010 both here and in MD&A do not appear to be consistent with the financial statements (refer to page F-4). Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

6.   We note your revisions in response to prior comment 18 and we reissue our comment. Please revise to disclose the number of months of operations your current cash resources will fund and disclose the estimated amount of funds that you will need to continue operations for a 12-month period. Include disclosure regarding what management's plans are with regard to meeting the anticipated shortfall. To the extent management has no specific plans to raise the funds needed, please include disclosure to this effect.

Projected 5 Year Financial Projection Information, page 32

7.   We note that although you have removed the projected income statements, balance sheets and cash flow statements for the future five year period, there remains a narrative discussion of "Income Statements 5 Year Projection" which states your projection of $68.5 million in revenue in Year 5 along with projections for forecasted net income, gross margin and operating margin. Although you refer to "numerous assumptions" throughout this section, you offer no indication of what specifically those assumptions

are. As the narrative discussion contains the same information which you removed we believe it should also be removed unless you are able to provide disclosures showing a reasonable basis for your projected future performance. We again note that it does not appear that you have a history of operations or experience sufficient to meet the "reasonable basis" requirement. Please tell us if there is another reasonable basis on which you have projected these amounts. If no such basis exists, please remove the projection narratives from your filing.

Security Ownership of Certain Beneficial Owners, page 37

8.   Please revise the beneficial ownership table to comply with the requirements of Item 403 of Regulation S-K. Specifically, please address the following:
- Provide the address for each beneficial owner.
- Disclose the amount and nature of beneficial ownership and percentage of class for the directors and executive officers as a group, without naming them.

Certain Relationships and Related Transactions, page 38

9.   We note your revisions in response to prior comment 20 and we reissue our comment, in part. Please address the following disclosure requirements of Item 404(d) of Regulation S-K:
- Please tell us whether any advances, or any portion of the advances discussed in this section, were made during the fiscal year ended December 31, 2009. If so, provide the required disclosure.
- Please tell us whether any portion of any advances made within the last two completed fiscal years have been repaid. If so, provide the required disclosure.
- State the names of the promoters, as defined in Rule 405 of Regulation C, and disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly from the registrant, as well as any assets, services or other consideration received or to be received by the registrant. Refer to paragraph (c) of Item 404 of Regulation S-K.

In addition, it appears that risk factor disclosure may be warranted with regard to the oral agreements relating to advances whose terms are undefined.

Part II

Recent Sales of Unregistered Securities, page II-1

10.   Refer to prior comment 23. We note your statement in paragraph (c) that "each individual is considered educated and informed concerning small investments, such as the $1,000.00 investment in our Company." This statement does not appear to satisfy the requirements of Item 701(d) of Regulation S-K. Please revise your disclosure with respect to this transaction, and for each transaction involving the sale of unregistered issuances where you relied upon Section 4(2) of the Securities Act, to indicate whether

the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them.

Accounts Receivable, Credit, page F-8

11.   We note the changes made to your liquidity and capital resources disclosures on page 28, however, we note no corresponding changes within your footnote disclosure on page F-8 as requested in prior comment 21. Please revise your footnote disclosure as previously requested.

12.   Further, tell us and disclose the amount of the down payment, or the range of down payments if the differ from customer to customer, required at installation and that the total remaining balance is due within 30 days.

Revenue recognition, page F-9

13.   We understand from your response to prior comment 22 that management has assigned a list price to the software element of your multiple element arrangements based upon what management believes to be "market value." Paragraph 6b of ASC 985-605-25 requires that "for an element not yet being sold separately….it must be probable that the price, once established, will not change before the separate introduction to the marketplace." It appears from your response and disclosure that you have previously sold the software product separately because it has never been sold without the related maintenance (PCS) element. If true, pursuant to paragraph 6a, you have not demonstrated that you can establish VSOE for the software element. Further, it appears that you cannot establish VSOE for PCS, the only undelivered element, and therefore the entire fee should be recognized ratably over the maintenance term of one year from the date of installation. Please provide us with an analysis of your recognition of revenue by quarter, as reported, and what revenue recognition using the model described above would have been, and the differences in each period, if any.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile: (941) 531- 4935
        Diane J. Harrison

Harrison Law P.A.